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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)/1/

                               USA Networks, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                  40429R 10 9
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                                 (CUSIP Number)

                                                         With a copy to:
                                                         --------------
           William D. Savoy                              Alvin G. Segel
             Vulcan, Inc.                              Irell & Manella LLP
           505 Union Station                        1800 Avenue of the Stars
   505 Fifth Avenue South, Suite 900                        Suite 900
       Seattle, Washington 98104                  Los Angeles, California 90067
          Tel: (206) 342-2000                            Tel: (310) 277-1010
          Fax: (206) 342-3000                            Fax: (310) 203-7199
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          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  May 2, 2002
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            (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

        Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------------
        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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--------------------                                    -------------------
CUSIP No. 40429R 10 9                    13D            Page __ of __ Pages
--------------------                                    -------------------
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     1.     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Paul G. Allen
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     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) []
                                                                        (b) []

            Not Applicable
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     3.     SEC USE ONLY
----------- --------------------------------------------------------------------
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     4.     SOURCE OF FUNDS*

            N/A
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     5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                               []
----------- --------------------------------------------------------------------
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     6.     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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--------------------------- ---------- -----------------------------------------
                               7.      SOLE VOTING POWER
                                       20,024,027 shares
                            ---------- -----------------------------------------
        NUMBER OF           ---------- -----------------------------------------
          SHARES               8.      SHARED VOTING POWER
       BENEFICIALLY                    - 0 -
         OWNED BY           ---------- -----------------------------------------
           EACH             ---------- -----------------------------------------
        REPORTING              9.      SOLE DISPOSITIVE POWER
       PERSON WITH:                    20,024,027 shares
--------------------------- ---------- -----------------------------------------
                            ---------- -----------------------------------------
                               10.     SHARED DISPOSITIVE POWER
                                       - 0 -
                            ---------- -----------------------------------------
----------- --------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,024,027 shares

            Includes options to purchase an aggregate of 69,999 shares of Common Stock granted to Mr. Allen.

----------- --------------------------------------------------------------------
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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

            Not Applicable
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.9% based on 340,633,475 shares of common stock outstanding on February 15, 2002 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001.

            Because shares of Class B common stock ("Class B Stock") of the Issuer are entitled to ten (10) votes per share while the Common Stock of the Issuer is entitled to one (1) vote per share, Mr. Allen beneficially owns shares representing 2.1% of the voting power of the outstanding common stock of the Issuer (based on 340,633,475 shares of Common Stock and 63,033,452 shares of Class B Stock outstanding on February 15, 2002 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001).
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON*
            IN
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                       2

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                                  SCHEDULE 13D

     This statement, which is being filed by Paul G. Allen, constitutes Amendment No. 3 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 30, 1997 on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on July 23, 1997 and Amendment No. 2 filed with the SEC on February 13, 2002. The Schedule 13D relates to the common stock, par value $.01 per share, of USA Networks, Inc., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following:

     On May 2, 2002, Mr. Allen entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Mr. Allen agreed to sell an aggregate of 19,954,028 shares of Common Stock of the Issuer to various purchasers for $28.50 per share. The shares to be sold constitute all of the shares of Common Stock of the Issuer owned by Mr. Allen. The sale is expected to close (in one or more closings) on or before May 7, 2002.

     The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of the form of which is filed as Exhibit 10.1 and incorporated herein in its entirety by reference.


Item 7.  Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following:

     Exhibit 10.1 Form of Stock Purchase Agreement dated as of May 2, 2002.

                                      -3-

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    May 3, 2002
                                        ----------------------------------------
                                                       (Date)



                                                           *
                                        ----------------------------------------




                                        *By:     /s/ William D. Savoy
                                        ----------------------------------------
                                        William D. Savoy as Attorney in Fact
                                        for Paul G. Allen pursuant to a Power
                                        of Attorney filed on August 30, 1999,
                                        with the Schedule 13G of Vulcan Ventures
                                        Incorporated and Paul G. Allen for
                                        Pathogenesis, Inc. and incorporated
                                        herein by reference.

                                      -4-

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                                 EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------
  10.1                     Form of Stock Purchase Agreement dated as of May 2,
                           2002.
                                      -5-